
July 25, 2018

Allison Kirkby
Chief Executive Officer
Tele2 AB
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden

> **Re: Tele2 AB**
> **Draft Registration Statement on Form F-4**
> **Submitted July 9, 2018**
> **CIK No. 0001122535**

Dear Ms. Kirkby:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-4 Filed on July 9, 2018

Cover Page

1.   We note that you state that in your Question and Answers About the Merger section that you do not intend to seek a opinion of counsel on the tax consequences of the merger. However, you have filed as Exhibit 8.1 a tax opinion from counsel. Please revise your language here and anywhere else you deem appropriate to reflect this opinion.

2.   Disclose in your cover page disclosures and in your Summary that you have a multi-tiered

capital structure and the voting rights and other material rights associated with each class of common stock.

Summary, page 1

3. Please add disclosures to your Summary along with your cover page and Question and Answers section to discuss: (i) why you are filing this registration statement; and your (ii) U.S. reporting plans following this transaction (e.g., state whether you plan to deregister your securities). If true, include a risk factor indicating that you do not plan to remain a reporting company.

The Merger
Background of the Merger; Past Material Contacts Between Tele2 and Com Hem, page 40

4. Please revise your disclosure to discuss any other material offers and transactions Com Hem considered in lieu of the combination with Tele2.

Exhibits and Financial Statement Schedules
Form of Opinion of Shearman & Sterling LLP with respect to certain U.S. tax matters, page II-1

5. We note that you have included a short-form tax opinion on the U.S. tax consequences of the combination. Please revise your tax opinion to state clearly that the disclosure in the Material U.S. Federal Income Tax Considerations section is the opinion of the named counsel. In addition, revise your tax consequences disclosures to state that consequences discussed there are the opinion of named counsel. We refer you to Section III.B.2 of Staff Legal Bulletin 19.

  You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Division of Corporation Finance
Office of Telecommunications